February 1, 1996


Cash Reserve Consulting, Inc.
23625 Commerce Park Road
Cleveland, Ohio   44122

Re:  CONSULTING AGREEMENT
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Gentlemen:

     Midwest Group Financial Services, Inc. (hereinafter referred to as "Midwest") herewith confirms our agreement with Cash Reserve Consulting, Inc. (hereinafter referred to as "CRC").

     Midwest provides investment advice to a family of mutual funds, including the Government Housing Tax-Exempt Fund, a series of Midwest Group Tax Free Trust (hereinafter referred to as the "Fund"). Midwest wishes to retain CRC to provide consulting services as described below.

     1.  Consulting Services  CRC will be available, at the
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reasonable request of Midwest during normal business hours, to consult with Midwest regarding HUD regulatory requirements and the use of the Fund by mortgage service companies, state and local housing authorities, HUD management agents, HUD developers and such other entities which may use the Fund. In addition, CRC will provide Midwest with such other advice and services with respect to the Fund as Midwest may from time to time reasonably request, including additional development of new products and services for the Fund and the preparation of information and marketing materials for use in distributing shares of the Fund. Midwest will not request CRC to furnish, and CRC will not furnish, advice or recommendations regarding the purchase or sale of specific securities. Services of CRC may be supplied by CRC through any employee of CRC.

     2.  Compensation  For the services to be rendered by you,
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Midwest will pay you a monthly fee equal to an annual rate of .25%
of the Fund's average daily net assets up to $500 million; .225% of such assets from $500 million to $1 billion; and .2% of such assets in excess of $ 1 billion. The Fund's net assets on any day will be valued as of the close of business on such day, or if such day is not a business day of the Trust, at the close of business on the business day immediately preceding such day. The fee with respect to any month shall be payable to CRC within ten days following the end of such month. If Midwest waives or reimburses any portion of its advisory fee in order to reduce the operating expenses of the Fund, then the fee payable by Midwest to you for such month will be reduced by an amount equal to fifty percent (50%) of such wavier or reimbursement. In the event Midwest's waives or reimburses other Fund expenses (i.e., any expenses other than advisory fees) with respect to any month, CRC and Midwest will share in this waiver and/or reimbursement of expenses equally and CRC will promptly reimburse Midwest for its proportionate share of such amount.

     CRC will pay the compensation of any persons rendering any services to the Fund who are officers, directors or employees of CRC.

     3.  Effective Date and Termination  This Agreement shall be
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effective as of the date hereof for a period of two (2) years.
This Agreement may be terminated thereafter by either party hereto, without the payment of any penalty, upon sixty (60) days' written notice to the other. Notwithstanding the termination of this Agreement for any reason, CRC will continue to receive, for as long as the Fund shall remain in existence, a monthly fee at the annual rate set forth in Section 2 hereof applied only to the average daily balance of those shareholder accounts which CRC solicited for investment in the Fund prior to termination or within one year thereafter, which accounts shall include the clients of mortgage servicing companies who CRC solicited on behalf of the Fund.

     4.   Limitation of Liability  CRC agrees to indemnify and hold
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harmless Midwest (including its directors, officers, employees, control persons and affiliates) for any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which Midwest or any such person may become subject which (1) may be based upon any wrongful act or omission by CRC or any person acting on behalf of CRC or (2) may be based upon any untrue statement or alleged untrue statement of a material fact contained in a registration statement covering the shares of the Fund or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon information furnished by CRC. Midwest will indemnify and hold harmless CRC (including its directors, officers, employees, control persons and affiliates) for any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) arising from any act or omission of Midwest, except a loss resulting from negligence, willful misfeasance or bad faith of CRC or any person acting on behalf of CRC in the performance of its duties or from the reckless disregard by CRC or any such person of its obligations and duties under this Agreement. For all purposes herein, CRC shall be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

     5.   Use of Name  It is expressly understood that the names
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"Midwest," "Midwest Group" and "Midwest Group of Funds" are
property rights of Midwest and/or its affiliates. CRC shall not circulate any printed matter which contains any reference to Midwest or the Fund without the prior written approval of Midwest. CRC will submit printed matter requiring approval to Midwest in draft form, allowing sufficient time for review by Midwest and its counsel prior to any deadline for printing.

     6.   Resolution of Disputes  It is the intention of the
          ----------------------
parties to the extent possible to resolve disputes without recourse to the judicial system. The parties agree that as a condition precedent to the filing of any claim the parties and their attorneys must confer in person at least twice, once in Cincinnati and once in Cleveland, in an effort to resolve or narrow any dispute. Such conferences must be held within one month receipt of notice of a dispute. Should such efforts not be successful, any dispute between the parties must be heard by a Court of competent jurisdiction in the State of Ohio.

     7.  Miscellaneous  CRC shall not assign its rights or duties
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hereunder without the prior written consent of Midwest.  This
Agreement may not be modified orally but only by an agreement in writing signed by Midwest and CRC. To the extent that state law has not been preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be administered, construed and enforced according to the laws of the State of Ohio.

     If you are in agreement with the foregoing, please sign the form of acceptance below and return it to me, whereupon, this letter shall become a binding contract upon the date hereon.

                          Very truly yours,

                          MIDWEST GROUP FINANCIAL SERVICES, INC.



                          By:---------------------------------
                             Robert H. Leshner, Chairman


                          ACCEPTANCE
                          ----------
     The foregoing Agreement is hereby accepted.

                          CASH RESERVE CONSULTING, INC.


                          By:------------------------------